Exhibit 107

Calculation of Filing Fee Tables

Schedule 14A
(Form Type)

Solid Biosciences Inc.
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation
	Proposed Maximum Aggregate Value of Transaction(1)		Fee Rate	Amount of Filing Fee
Fees to Be Paid	$9,140,202.00	(2)	0.00011020	$1,007.26	(3)
Fees Previously Paid	$0			$0
Total Transaction Valuation	$9,140,202.00
Total Fees Due for Filing				$1,007.26
Total Fees Previously Paid				$0
Total Fee Offsets				$0
Net Fee Due				$1,007.26

(1)	Title of each class of securities to which transaction applies: Common stock, par value $0.001 per share (“Solid common stock”) of Solid Biosciences Inc. (“Solid”).
(2)
Aggregate number of securities to which transaction applies: Estimated for purposes of calculating the filing fee only.  The maximum aggregate value of the transaction was determined based on 1,354,104 shares of Solid common stock estimated to be issuable to holders of stock of AavantiBio, Inc. (“AavantiBio”) upon completion of the acquisition contemplated by the Agreement and Plan of Merger, dated September 29, 2022, by and among Solid, Greenland Merger Sub LLC, AavantiBio, and, solely in his capacity as equityholder representative, Doug Swirsky, assuming the aggregate consideration payable by Solid, including the estimated number of shares of Solid common stock to be issued in the acquisition, is determined based on information as to equity ownership as of September 30, 2022, and other assumptions discussed in this proxy statement, including the assumption that, immediately following the closing of the acquisition (and for the avoidance of doubt, before giving effect to the issuance of any securities in the private placement), the pre-acquisition Solid securityholders are expected to hold approximately 85% of the aggregate number of shares of Solid common stock and the pre-acquisition stockholders of AavantiBio stock are expected to hold approximately 15% of the aggregate number of shares of Solid common stock, in each case, calculated on a fully diluted basis using the treasury stock method (including, for clarity, calculated by disregarding any then out-of-the-money outstanding stock options or warrants of Solid and treating any awards or grants that are subject to vesting at such time as being fully vested, settled and outstanding at such time to the extent such awards are not out-of-the-money).

(3)
Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

Calculated solely for the purpose of determining the filing fee. The maximum aggregate value of the transaction was determined based upon multiplying (i) 1,354,104 shares of Solid common stock and (ii) $6.75, which is the average of high and low trading prices as reported on the Nasdaq Global Select Market on October 24, 2022.